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                            (BELL MICROPRODUCTS LOGO)


CONTACT:    Rob Damron
            Investor Relations Representative
            Bell Microproducts Inc.
            (414) 224-1668
            ir@bellmicro.com

FOR IMMEDIATE RELEASE

BELL MICROPRODUCTS COMMENCES TENDER OFFER FOR ITS CONVERTIBLE SUBORDINATED NOTES DUE 2024 AND AMENDS CONSENT SOLICITATION

December 13, 2006--Bell Microproducts Inc. (Nasdaq: BELM) (the "Company") today announced that it has commenced a tender offer to purchase for cash, any and all of its $109,850,000 outstanding 3 3/4 % Convertible Subordinated Notes, Series B due 2024 (the "Notes") at a purchase price equal to $1,000.00 per $1,000.00 of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date on which the Notes are purchased. The tender offer will expire at 9:00 a.m., New York City time, on January 18, 2007, unless extended or earlier terminated. Payments of the tender consideration for Notes validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made as soon as practicable after the expiration date.

Separately, Bell Micro commenced, on December 7, 2006, a solicitation of consents to an amendment to the indenture covering the Notes and a waiver of defaults arising from the failure to file all reports and other information and documents which it is required to file with the Securities and Exchange Commission and, within fifteen days after it files the SEC Reports with the SEC, to file copies of the SEC Reports with the trustee. The proposed amendment would amend the indenture to eliminate any provision that would trigger a default for the failure to file or deliver any reports required to be filed with the SEC or the trustee. The proposed amendment and waiver requires approval of holders of a majority of the outstanding principal amount of Notes. The consent fee is $5.00 in cash per $1,000.00 in principal amount of Notes as to which consents have been provided.

Bell Micro announced today that it has amended the Consent Solicitation. Under the terms of the amended Consent Solicitation:


- The Consent Date is extended to 5:00 p.m. New York City time on December 14, 2006.

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-     The definition of Eligible Tender Offer has been amended to require that
      Bell Micro have commenced the tender offer for the Notes, held the tender offer open for at least twenty business days and consummated the repurchase of the Notes at a price of $1000.00 for each $1000.00 principal amount of Notes prior to February 28, 2007.

- If Bell Micro receives the Required Consents, the indenture governing the notes will be amended to provide that, if Bell Micro fails to commence, hold open and consummate an Eligible Tender Offer, Bell Micro will make a one-time special interest payment equal to 8.5% of the outstanding principal amount of Notes (the "Special Interest") to Holders of the Notes on the next interest payment date following the failure of Bell Micro to commence and hold open an Eligible Tender Offer.

-     No Second Consent Fee will be paid.

The tender offer referred to above is intended to qualify as an Eligible Tender Offer as defined in the consent solicitation statement.

The consummation of the tender offer is conditioned upon, among other things, receipt of the consent of the holders of a majority in aggregate principal amount of the subordinated notes to the proposed waiver of default under and amendment to the indenture governing the notes, availability of financing and other customary closing conditions. If any of the conditions are not satisfied, Bell Micro is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered Notes, and may terminate the tender offer. Full details of the terms and conditions of the tender offer are included in Offer to Purchase dated December 13, 2006.

Credit Suisse will act as the Dealer Manager for the tender offer for the Notes. Questions regarding the tender offer may be directed to Credit Suisse at 800-820-1653 (toll-free) or at 212-325-7596.

Global Bondholder Services Corporation will act as the Information Agent for the tender offer for the subordinated notes. Requests for documents related to the tender offers may be directed to Global Bondholder Services Corporation at 866-924-2200 (toll-free) or at 212-430-3774.

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made only through an Offer to Purchase and related materials. Holders of the Notes should read carefully the Offer to Purchase and related materials because they contain important information. Bell Micro intends to mail a copy of the applicable Offer to Purchase to each of the holders of the Notes. In addition, holders of the Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Bell Micro has filed with the SEC relating to the Notes tender offer at the SEC's website at www.sec.gov.

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These materials contain important information and holders of the Notes are urged to read them carefully prior to making any decision with respect to the tender offer.

ABOUT BELL MICROPRODUCTS

Bell Microproducts is an international, value-added distributor of a wide range of high-tech products, solutions and services, including storage systems, servers, software, computer components and peripherals, as well as maintenance and professional services. An industry-recognized specialist in storage products, this Fortune 1000 company is one of the world's largest storage-centric value-added distributors.

Bell Microproducts is uniquely qualified with deep technical and application expertise to service a broad range of information technology needs. From design to deployment, its products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. More information can be found in the Company's SEC filings, or by visiting the Bell Microproducts Web site at www.bellmicro.com.

SAFE HARBOR STATEMENT

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which include the Company's intentions with respect to its tender offer and consent solicitation from the holders of its outstanding convertible notes, involve known and unknown risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but not limited the risks described from time to time in the Company's reports to the Securities and Exchange Commission (including the Company's Annual Report on Form 10-K). Additional risk factors, which are described in more detail in the consent solicitation statement and Offer to Purchase, may include:

      - risks associated with our inability to obtain the consents of holders of a majority in principal amount of the Notes and the acceleration of the Company's debt obligations;

      - the risk that we will not be able to complete financing for the Offer to Purchase;

      - the ultimate outcome and timing of our financial statement restatement process, including the stock option review;

      - risks arising from material weaknesses in our internal control over financial reporting;

      - potential adverse effects to our financial condition, results of operations or prospects as a result of any required adjustments to prior period financial

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            statements, and the incurrence of costs related to the restatement and consent solicitation processes and the tender offer;

      - risks associated with our inability to prepare and timely file financial statements;

      - potential adverse effects if there are additional adverse accounting-related developments;

      - potential adverse developments from enforcement actions that may be commenced by regulatory agencies, including delisting of our common stock from the Nasdaq Global Market;

      -     potential downgrades in the credit ratings of our securities; and

      - risks associated with our business operations as identified in our SEC filings.

Investors should take such risks into account when making investment decisions. Shareholders, Noteholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.